Timothy J. Simpson

Executive Vice President, General Counsel

Covanta Holding Corporation

445 South Street

Morristown, NJ 07960

Tel 862.345.5372

Fax 862.345.5150

Email tsimpson@covanta.com

August 25, 2016

VIA EDGAR CORRESPONDENCE

Ms. Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Covanta Holding Corporation
Form 10-K for Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed July 28, 2016
Response Letter
Filed August 2, 2016
File No. 001-06732

Dear Ms. Thompson:

In your letter dated August 15, 2016 (the “Comment Letter”) to Stephen J. Jones, President and Chief Executive Officer of Covanta Holding Corporation (the “Company”), you have requested that the Company provide you with certain information by August 29, 2016. This letter confirms that pursuant to a discussion between our legal counsel and Sondra Snyder of the Staff, that our request for an additional ten business days (until September 12, 2016), in order to allow the Company sufficient time to respond to your comments and provide the requested information, has been granted.

If you have any questions regarding this matter, please do not hesitate to contact me directly at 862-345-5372 or our legal counsel, David Stone, at 312-269-8411.

Sincerely,

/s/ Timothy J. Simpson

cc: Stephen J. Jones

Bradford J. Helgeson

David S. Stone, Esq.